Mail Stop 3561

      August 3, 2005


Via U.S. Mail

Mr. John J. Walker
Senior Vice President and Chief Financial Officer
Loews Cineplex Entertainment Corporation
711 Fifth Avenue
New York, New York  10022

Re: 	Loews Cineplex Entertainment Corporation
	Amendment No. 2 to Registration Statement on Form S-4
	Filed July 25, 2005
	File No. 333-124111

Dear Mr. Walker,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All page references are to the marked version you provided.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.2
1. We note your revisions in response to prior comment 10 and reissue.
Please delete the phrase "known by us" in numbered opinion 4.


Exhibit 5.3
2. Please refer to page 2.  Please omit assumption C "No
Conflict."
You may rely on officer`s certificates as to facts if it seems prudent to do so.

Exhibit 5.6
3. We note your response to prior comment 21 and reissue. Please delete the entire sentence that begins with "We do not assume any obligation to update..." or refile the opinion dated the date of effectiveness.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cari Kerr at (202) 551-3310 or Michael Fay at
(202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.


      Regards,



Max A. Webb
Assistant Director


cc:	Jane D. Goldstein, Esq.
	William M. Shields, Esq.
      Ropes & Gray LLP
	via facsimile:  (617) 951-7050

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Mr. John J. Walker
Loews Cineplex Entertainment Corporation
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